AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENT

This Amendment is made to the Investment Advisory Agreement dated December 15, 2023 (the “Agreement”) between Mutual Fund Series Trust (the “Trust”) and Catalyst Capital Advisors LLC (the “Adviser” and together with the Trust, the “Parties”).

In consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the Parties agree to the following:

WHEREAS, the Parties have executed the Agreement pursuant to which the Adviser provides investment advisory services to the Trust; and

WHEREAS, the Parties desire to amend Paragraph 17 of the Agreement to clarify that the Adviser, and its officers, directors and employees are permitted from receiving compensation or other consideration as a result of disclosing the Fund’s portfolio holdings except in connection with providing information about possible federal securities laws violations;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	The second sentence of Paragraph 17 is replaced with the following:

“In addition, you, and your officers, directors and employees are prohibited from receiving compensation or other consideration, for themselves or on behalf of a Fund, as a result of disclosing the Fund’s portfolio holdings except in connection with providing information about possible federal securities laws violations to the Securities and Exchange Commission.”

IN WITNESS WHEREOF, the Parties have caused this Amendment to the Agreement to be signed by their respective officers thereunto duly authorized, as of May 15, 2025.

MUTUAL FUND SERIES TRUST	CATALYST CAPITAL ADVISORS LLC
By: /s/ Jennifer Bailey	By: /s/ Jerry Szilagyi
Name: Jennifer Bailey	Name: Jerry Szilagyi
Title: Secretary	Title: President